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Craft Beer
Forrest Hill Brewing Company LLC

Craft Brewery and Taproom

77 Elm St
Amesbury, MA 01913
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Investment Opportunity
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THE PITCH
Forrest Hill Brewing Company LLC is seeking investment to open a location in Amesbury, MA.
First LocationLease SecuredRenovating Location
This is a preview. It will become public when you start accepting investment.
Early Investor Bonus: The investment multiple is increased to 1.6  for the next $40,000 invested.
This is a preview. It will become public when you start accepting investment.
INVESTOR PERKS

Forrest Hill Brewing Company LLC is offering perks to investors. You earn the most valuable perk ava
amount in this business. You will not also receive the perks of lesser value, unless specified below.

VIP Invest $1,000 or more to qualify. 5 of 5 remaining

Get an invitation to our soft opening event for you and 1 guest + get complimentary merch at the ope

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OUR MISSION

At Mill 77 Brewing we endeavor to brew the highest quality and most diverse menu of beer in the area
taproom.

Craft beer made with the highest quality ingredients to ensure a delicious product.

A comfortable and welcoming location that will give customers a "home away from home".

Supporting the local residential and business community and further improve downtown Amesbury, M

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INTENDED USE OF FUNDS

Investment funds will be used to finish the buildout of our current location and any any supplies that r
opening.

Finalizing the build out of the property at 77 Elm St. Amesbury MA, both indoor and outdoor.

Buying necessary supplies to prepare for our grand opening expected in June/July 2021.

Purchasing any further items needed to ensure safe service and opening during the COVID-19 pande

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THE TEAM

Craig Penno

General Partner

Craig Penno is a General Partner of Forrest Hill Brewing Company LLC, DBA Mill 77 Brewing. He is a g
2000 with a B.S. in Journalism. Craig has worked in both the private and public sector dealing with fir
companies and government entities.

Arthur Shields

General Partner

Arthur Shields is a General Partner of Forrest Hill Brewing Company LLC, DBA Mill 77 Brewing. "Art" is
of experience brewing delicious craft beer which has already gained a loyal local following. He gradua
Class of 1997 with a B.A. in Economics. When not making the delicious beer he works in the financial
business investment.

Michael Cook

General Partner

Michael Cook is a General Partner of Forrest Hill Brewing Company LLC, DBA Mill 77 Brewing. Mike br
operating his own successful irrigation company. He has local contacts with a multitude of other busi
General Contractors, and carpenters that can be called upon to assist in helping Mill 77 Brewing succ

Gross Sales $556,301 $784,960 $1,026,663 $1,176,556 $1,289,506
Cost of Goods Sold $83,000 $117,115 $153,176 $175,539 $192,390
Gross Profit $473,301 $667,845 $873,487 $1,001,017 $1,097,116

EXPENSES

Rent $27,600 $28,290 $28,997 $29,721 $30,464
Utilities $18,000 $18,450 $18,911 $19,383 $19,867
Insurance $4,800 $4,920 $5,043 $5,169 $5,298
Equipment Lease $42,000 $42,000 $39,000 $0 $0
Repairs & Maintenance $12,000 $12,300 $12,607 $12,922 $13,245
Legal & Professional Fees $1,200 $1,230 $1,260 $1,291 $1,323
Operating Profit $367,701 $560,655 $767,669 $932,531 $1,026,919
This information is provided by Forrest Hill Brewing Company LLC. Mainvest never predicts or projects
or audited this financial forecast. Please see below for additional risk disclosures.
Documents
Investor Agreement
2020 Balance Sheet
CP575Notice_1508881282688.pdf
Investment Round Status

$150,000

TARGET

$250,000

MAXIMUM

This investment round closes on September 10, 2020. 0 people have invested so far.

Summary of Terms
Legal Business Name Forrest Hill Brewing Company LLC
Investment Structure Revenue Sharing Note
Early Investor Bonus
Investment multiple for the first $40,000 invested
1.6×
Investment Multiple 1.5×
Business's Revenue Share 3.6%-6%
Minimum Investment Amount $100
Repayment Schedule Quarterly
Securitization None

Other outstanding debt or equity

As of October 1, 2020, Forrest Hill Brewing Company LLC has debt of $150,000 outstanding and a cas
sourced primarily from North Star Leasing and will be senior to any investment raised on Mainvest. In
Company LLC's outstanding debt and the debt raised on Mainvest, Forrest Hill Brewing Company LLC
alternate sources at a later date.

Subsequent events to historical financials

Since the latest available financial statements of Forrest Hill Brewing Company LLC, we have had the
trends:

Took out a loan for $150,000 to purchase Brewing System (7bbl).

Other challenges

Forrest Hill Brewing Company LLC has had the following other challenges that are not otherwise capt
Section, the Risks Section, or the Financial Statements:

COVID-19

Risk Factors
You Might Lose Your Money

When you buy a certificate of deposit from a bank, the Federal government (through the FDIC) guarar
Buying a Note is not like that at all. The ability of Forrest Hill Brewing Company LLC to make the paym
give you your money back, depends on a number of factors, including many beyond our control.

Limited Operating History

Forrest Hill Brewing Company LLC is a newly established entity and has no history for prospective inv

Financial Forecasts Risks

The financial forecasts provided by us herein are reasonable forecasts by us based upon assumption
other various assumptions regarding operations. The validity and accuracy of these assumptions will
over which Forrest Hill Brewing Company LLC and the key persons will have no control. Changes in as
could significantly affect the forecasts. To the extent that the assumed events do not occur, the outc
projected outcomes. Consequently, there can be no assurance that the actual operating results will c
herein. Additionally, Forrest Hill Brewing Company LLC is a newly established entity and therefore has
forecasts could be projected with.

Limitation of Individual Rights in Event of Default

In the event of a default under the Notes, you will not be able to enforce your rights individually (for e
Instead, a representative will be appointed according to the procedures set forth in the Note Indentur
the representative, or that the representative will do things you believe are wrong or misguided. If an
representative has been appointed, all of the representative's reasonable expenses must be paid bef
with respect to the Notes.

COVID-19 Impact

The ongoing COVID-19 pandemic may impact the Company's ability to generate revenue and/or conti
ceased due to COVID-19 controls, the Company can not guarantee that it will resume operations in th

Competition

The market in which we operate is highly competitive and could become increasingly competitive with
Hill Brewing Company LLC competes with many other businesses, both large and small, on the basis
customer experience. Changes in customer preference away from Forrest Hill Brewing Company LLC'
compete successfully against the with other competitors could negatively affect Forrest Hill Brewing
performance.

Inability to Sell Your Investment

The law prohibits you from selling your securities (except in certain very limited circumstances) for 12
after that one-year period, a host of Federal and State securities laws may limit or restrict your ability
are permitted to sell, you will likely have difficulty finding a buyer because there will be no established
should be prepared to hold your investment for its full term.

Reliance on Management

As a securities holder, you will not be able to participate in Forrest Hill Brewing Company LLC's manag
any managerial decisions regarding Forrest Hill Brewing Company LLC. Furthermore, if the founders o
Brewing Company LLC were to leave Forrest Hill Brewing Company LLC or become unable to work, Fo
your investment) could suffer substantially.

Incomplete Offering Information

Title III does not require us to provide you with all the information that would be required in some othe
as a public offering of shares (for example, publicly-traded firms must generally provide investors wit
statements that have been audited by an independent accounting firm). Although Title III does require
that you would make a different decision if you had more information.

This information is provided by Forrest Hill Brewing Company LLC. Mainvest never predicts or project or audited this information. For additional information, review the official Form C filing with the Securi the EDGAR website.

This is a preview. It will become public when you start accepting investment.

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